Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Jessica D. Burt, Esq.
(202) 419-8409
jburt@stradley.com

April 8, 2025

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Ashley Vroman-Lee, Esquire

Re:	Nationwide Variable Insurance Trust
File No. 811-03213

Dear Ms. Vroman-Lee:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”) and its series the NVIT Calvert Equity Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on March 27, 2025, with regard to the Preliminary Proxy Statement (the “Proxy Statement”) filed by the Registrant on Schedule 14A.  The Proxy Statement was filed with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) on March 21, 2025 pursuant to the Investment Company Act of 1940, as amended, and Section 14(a) of the Securities Exchange Act of 1934.

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into the Registrant’s Definitive Proxy Statement.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Proxy Statement.

U.S. Securities and Exchange Commission

PROXY STATEMENT

1.
Comment:  On page 7, under the heading “Why am I being asked to vote to change the classification of the Fund from diversified to non-diversified at this time?”, please also include a balanced discussion of the potential drawbacks of a non-diversified fund.

Response: The Registrant has added the following disclosure to the end of the referenced section:

Shareholder approval of the Proposal would allow the Fund to operate as a non-diversified investment company, which would provide the Fund’s new subadviser with additional investment flexibility and the potential to enhance the Fund’s performance.  However, as a non-diversified fund, the Fund may hold larger positions in fewer securities and financial instruments than other funds that are diversified, and a single security’s or instrument’s increase or decrease in value may have a greater impact on the Fund’s value and total return.

2.	Comment: Please provide in the proxy statement a side-by-side comparison of the proposed changes to the Fund’s fundamental investment policies.

Response:  The Registrant notes that, because the proxy statement only relates to the elimination of one fundamental policy, the addition of a side-by-side comparison would not be additive to the disclosure, as such comparison would simply restate the policy and indicate that such policy would be eliminated.  Registrant believes that the current disclosure under the headings “What is the difference between a diversified fund and non-diversified fund?” and “The Proposal” sufficiently explains to shareholders to effect of changing the Fund’s diversification status.  As such, Registrant respectfully declines the comment.

3.
Comment:  On page 11 there is an explanation of why GQG believes the change in diversification classification would be in the best interests of the Fund.  Please also disclose how the Board considered and determined that this change would be in the best interests of the Fund.

Response:  Registrant has added the following disclosure under “The Proposal: To Approve a Change to the Classification of the Fund from Diversified to Non-Diversified by Eliminating the Fund’s Related Fundamental Investment Policy”:

The Board considered NFA’s and the new subadviser’s description of the new investment strategy for the Fund, portfolio information and returns for the new subadviser’s similarly managed strategies, NFA’s statements that the proposal was in the best interests of the Fund because a change in classification would provide the Fund’s new subadviser with more

U.S. Securities and Exchange Commission

investment flexibility to implement the Fund’s new investment program, as well as NFA’s assessment of the relative risks of the Fund operating in a manner that does not qualify as diversified under the 1940 Act. After considering the factors it determined were relevant, the Board approved the proposal to eliminate the Fund’s fundamental investment restriction regarding diversification of investments so that the Fund may operate as a “non-diversified” (as defined in the 1940 Act) fund, subject to shareholder approval of the Proposal.

4.
Comment:  On page 15, under the heading “What other solicitations will be made?”, the disclosure states that the Trust may reimburse broker-dealer firms, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection with forwarding proxy materials to the beneficial owners of the shares of record.  Please disclose the potential amount of reimbursement for reasonable expenses in connection with the proxy solicitation.

Response: Because NFA will be paying the costs of the proxy solicitation, there will be no need for reimbursement by the Trust.

5.	Comment: Are there 5% beneficial owners of the Fund? If so, please complete the table on page 16.

Response: Registrant has completed the 5% beneficial owners table as requested.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Proxy Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8409, or Christopher J. Zimmerman at (202) 419-8402, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Jessica D. Burt
Jessica D. Burt, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Christopher J. Zimmerman, Esquire